9 June 2010

National Grid plc (‘the Company’)

Scrip Dividend for 2009/10 final dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, is available to shareholders on the Register on the dividend record date. New ordinary shares issued under the Rights Issue announced on 20 May 2010, and in accordance with the Prospectus dated 25 May 2010, are not eligible for the 2009/10 final dividend. A timetable is provided below.

The scrip dividend reference price for the 2009/10 final dividend, (being the average closing mid-market price of an ordinary share for the 5 dealing days commencing with, and including, the ex-dividend date) is 488.10 pence.

For American Depositary Receipt (ADR) holders, the ADR reference share price (being the reference share price above translated for ADRs at the average US$ rate for 2nd - 8th June inclusive) is $35.9953.

Details of the scrip dividend are available on the National Grid website at www.nationalgrid.com/investors.

2009/10 final dividend and timetable:

Dividend amount declared – 24.84 pence per ordinary share; $1.7737 per ADR.

Ordinary shares and ADRs trade ex-dividend - 2 June 2010

Record date - 4 June 2010

Last date for receipt of scrip elections – 21 July 2010

Dividend payment date – 18 August 2010